SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2021 (Report No. 4)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On April 20, 2021, Nano Dimension Ltd. (the “Company”) and its subsidiary, Nano Dimension Technologies, Ltd., entered into a definitive share purchase agreement (the “Share Purchase Agreement”) with DeepCube Ltd. (“DeepCube”) to purchase DeepCube, by way of a share purchase of all of the issued and outstanding share capital of DeepCube. The Company will pay the shareholders of DeepCube approximately $40 million in cash and $30 million in the Company’s American Depositary Shares (“ADSs”), based on the volume weighted average price of the last 30 trading days prior to the closing, subject to certain escrow and indemnity provision contained in the Share Purchase Agreement.  Of said consideration, approximately $10.25 million will be paid to AWZ HLS Fund II, LP (“AWZ”) in cash only, pursuant to a separate secondary agreement. AWZ will not be subject to any escrow, holdback or other limitations. The closing of the transaction is expected to occur on or about April 27, 2021, subject to the satisfaction of customary closing conditions.

Pursuant to the Share Purchase Agreement, all selling shareholders of DeepCube shall enter into a six months lock-up agreement. However, (i) the ADSs issued to Anakhnu LLC, in favor of Mr. Yaron Eitan (who also serves as a director on the Board of Directors of the Company (the “Board”)) and Mr. Andy Intrater, will be subject to a 12 months lock-up, and (ii) the ADSs issued to Dr. Eli David (who also serves as a director on the Board) will be subject to a progressive 36 months holdback.

Except for Dr. David, who has a separate arrangement, all the selling shareholders who will be receiving the ADSs in return for their shares of DeepCube will be entitled to a price protection, such that if the price of the ADS falls below 70% of the ADS price set for the transaction during 12 months after the closing, then for any such ADS not sold by such selling shareholder during such time, the selling shareholder shall be entitled to cash or equity compensation by the Company (at the Company’s election), covering such balance. For Dr. David, the protection will be per each year of his lock-up period, whereby for the first year, the protected price will be 60%, for the second year - 50%, and for the third year – 40%.

DeepCube’s vested options and warrants at the closing will be exercised automatically and included in the price of the transaction. Unvested options will expire and exchanged for the Company’s RSUs.

Finally, Dr. David, Chief Technology Officer and co-founder of DeepCube, will enter into an amendment to the existing consulting agreement between DeepCube and Evolint Ltd., dated June 15, 2020, as amended, and become the DeepCube’s Chief Technology Officer of Artificial Intelligence/Deep Learning/Machine Learning on a full-time basis, effective as of the closing. Dr. David will be entitled to a monthly compensation in the gross amount of NIS 69,000 (approximately $18,649) plus VAT. Additionally, the Company will pay Dr. David an annual bonus in the gross amount of up to NIS 300,000 (approximately $81,081) for all or a portion of any year, which will be based on achieving annual revenue and/or gross margins goals, and/or any other measurable goals, as set by the Company’s Chief Executive Officer, or any other person nominated by the Company’s Board of Directors in the end of each fiscal year and based on the Company’s audited year-end financial statements.

The transactions with DeepCube were approved by the independent directors of the Company and, upon their recommendation, by the full Board (in each case with Dr. David and Mr. Eitan not participating in such discussions), based in part on a comparable analysis, of the transaction terms.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-233905, 333-251155 and 333-252848) and Form S-8 (File No. 333-214520 and 333-248419) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements in this report when it discusses expected timing of the closing of the transaction with DeepCube, and that Dr. Eli David will become DeepCube’s Chief Technology Officer of Artificial Intelligence/Deep Learning/Machine Learning on a full-time basis, effective as of the closing. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this report. The forward-looking statements contained or implied in this report are subject to other risks and uncertainties, including market conditions and the satisfaction of all conditions to, and the closing of, the Registered Direct Offering, as well as those discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the SEC on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Exhibit No.
99.1	Press Release issued by Nano Dimension Ltd. on April 20, 2021, titled “Nano Dimension Acquires Machine Learning/Deep Learning Leader, DeepCube Ltd.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: April 20, 2021	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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